January 14, 2011
VIA EDGAR AND OVERNIGHT MAIL
Ms. Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549-6010

Re:	NorthStar Senior Care Trust, Inc. File No. 333-170802
Dear Ms. Gowetski:
     This letter sets forth the response of our client, NorthStar Senior Care Trust, Inc. (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 21, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1)      Comment:     Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
          Response:     The Issuer will provide copies of all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only, to the Commission as soon as the materials become available.

Ms. Jennifer Gowetski
January 14, 2011

2)      Comment:     Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
          Response:     The Issuer will provide copies of any graphics, maps, photographs, and related captions or other artwork, including logos, intended for use in the prospectus and will not include any of these items in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.
3)      Comment:     Throughout your prospectus, you include market data provided by various entities, including the National Investment Center, the U.S. Census Bureau, and the Centers for Medicare and Medicaid Services. Please confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing such data as exhibits to the registration statement.
          Response:     The Issuer confirms that none of the above-referenced reports or studies were prepared specifically for the Issuer in connection with the offering and that the Issuer did not compensate the parties that prepared these reports and studies. All such materials are publicly available.
4)      Comment:     Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
          Response:     The Issuer has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Issuer’s share repurchase program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.
5)      Comment:     We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Ms. Jennifer Gowetski
January 14, 2011

          Response:     The Issuer has reviewed the applicability of Regulation M to the Issuer’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.
6)      Comment:     We note that you may invest in first mortgages, as well as mezzanine and other subordinated loans. We note your disclosure on page 90 regarding your plans for operating your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.
          Response:     The Issuer, NorthStar Senior Care Operating Partnership, L.P. (the “Operating Partnership”), and the subsidiaries of the Operating Partnership intend to operate in such a way as not to be required to register as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”). The Issuer intends to invest substantially all of the proceeds of its offering in a portfolio of (i) commercial real estate loans in the healthcare property sector, including first mortgage loans and subordinated loans, and (ii) net leased senior housing properties, with a focus on private-pay assisted living facilities. The Issuer expects that most of these assets will be held, directly or indirectly, through wholly owned or majority-owned subsidiaries of the Operating Partnership. The Issuer further expects that most of these subsidiaries will be able to rely on Section 3(c)(5)(C) of the 1940 Act for an exception from the definition of an investment company. The other subsidiaries of the Operating Partnership expect to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the 1940 Act. Depending upon the composition of the Issuer’s portfolio, it is expected that the Issuer and the Operating Partnership will either (i) not meet the definition of an investment company under Section 3(a)(1) or (ii) meet the exception from the definition of an investment company under Section 3(c)(6).
     Under Section 3(a)(1) of the Investment Company Act, an issuer is not deemed to be an investment company if:
•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Holding-Out Test”); and
•	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% Test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the

Ms. Jennifer Gowetski
January 14, 2011

definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).
     Section 3(c)(6) excepts from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) of Section 3, or in one or more such businesses (from which not less than 25% of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. Section 3(c)(5)(C) generally provides that any person not engaged in the business of issuing redeemable securities and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is also excepted from the definition of investment company. The Commission’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate assets”) and at least 80% of its assets in qualifying real estate assets or real estate-related assets. No more than 20% of the value of its assets may be assets (“miscellaneous assets”) other than qualifying real estate assets and real estate-related assets.
     Depending on the nature of the Issuer’s portfolio, the Issuer and the Operating Partnership expect to be able to satisfy both the Holding-Out Test and the 40% Test discussed above. With respect to the 40% Test, the Issuer expects that most of the entities through which it and the Operating Partnership own assets will be wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7). If, however, the value of the subsidiaries of the Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of the Operating Partnership (which is most likely to occur if such subsidiaries do not own a sufficient amount of qualifying real estate assets or real estate-related assets to rely on Section 3(c)(5)(C)), then the Issuer and the Operating Partnership will seek to rely on Section 3(c)(6) as the Issuer and the Operating Partnership will be “primarily engaged,” through wholly owned and majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. We believe that the Issuer and the Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of the Operating Partnership consist of, and at least 55% of the income of the Operating Partnership is derived from, qualifying real estate assets owned by wholly owned or majority-owned subsidiaries of the Operating Partnership.
     With respect to the Holding-Out Test, the Issuer and the Operating Partnership are holding companies and do not intend to engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, securities will be purchased through wholly or majority-owned subsidiaries of the Operating Partnership, each of which will rely on an exception from registration under the 1940 Act. Accordingly, the Issuer will be primarily engaged in the non-investment company businesses of these subsidiaries.

Ms. Jennifer Gowetski
January 14, 2011

     Regardless of whether the Issuer and the Operating Partnership must rely on Section 3(c)(6) to avoid registration as an investment company, the Issuer expects to limit the investments that it makes, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.
     In summary, the table below indicates for each entity whether it intends to remain outside the definition of investment company or rely on an exclusion from the definition of investment company:

Entity	Exclusion
NorthStar Senior Care Trust, Inc.	Sec. 3(a)(1) or Sec. 3(c)(6)

NorthStar Senior Care Operating Partnership, L.P.	Sec. 3(a)(1) or Sec. 3(c)(6)

Various Operating Partnership Subsidiaries	Sec. 3(c)(5)(C), Sec. 3(c)(1)) or Sec. 3(c)(7)
Below is an analysis of how potential investments and interests in the subsidiaries of the Operating Partnership that owns them will be treated for purposes of the exclusions provided by Sections 3(c)(5)(C) and 3(c)(6):
Commercial Real Estate Loans
     First Mortgage Loans. Consistent with Commission no-action letters, a first mortgage loan will be treated as a qualifying real estate asset, as long as the loan is “fully secured” by real estate at the time a subsidiary of the Issuer originates or acquires the loan, but the Issuer will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets if the real estate securing the loan has an appraised value of 55% of the fair market value of the loan on the date of acquisition.
     Subordinated Loans. Mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as qualifying real estate assets if the real property fully secures the second mortgage.
     Real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, will be treated as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the criteria set forth in the Capital Trust, Inc. No-Action Letter (May 24, 2007).
     Bridge and Construction Loans. Bridge loans will be treated as qualifying real estate assets if such loans are fully secured by real estate. With respect to construction loans which are funded over time, the outstanding balance (i.e., the amount of the loan actually drawn) will be treated as a qualifying real estate asset.

Ms. Jennifer Gowetski
January 14, 2011

     Other Loans. If a subsidiary provides financing to an entity that is primarily engaged in the real estate business, the loan will be treated as a real estate-related asset or a miscellaneous asset depending on the nature of the business and assets of the borrower. The treatment of any other loans as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the Issuer has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with Commission guidance.
Real Estate and Real Estate Equity Investments
     Real Property. An investment in real property will be treated as a qualifying real estate asset.
     Joint Venture Interests. Consistent with Commission guidance, when measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, asset values will be calculated on an unconsolidated basis which means that when assets are held through another entity, the value of a subsidiary’s interest in the entity will be treated as follows:
(i) If the subsidiary owns less than a majority of the voting securities of the entity, then the value of its interest in the entity will be treated as real estate-related assets if the entity engages in the real estate business, such as a real estate investment trust (“REIT”) relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets.
(ii) If the subsidiary owns a majority of the voting securities of the entity, then the value of the subsidiary’s interest in the entity will be allocated among qualifying real estate assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying real estate assets, real estate-related assets and miscellaneous assets.
(iii) If the subsidiary is the general partner or managing member of an entity, then (a) the value of the subsidiary’s interest in the entity will be treated as in item (ii) above if the subsidiary is actively involved in the management and operation of the venture and the subsidiary’s consent is required for all major decisions affecting the venture and (b) the value of the subsidiary’s interest in the entity will be treated as in item (i) above if the subsidiary is not actively involved in the management and operation of the venture or the subsidiary’s consent is not required for all major decisions affecting the venture.
     Equity Interest in an Entity that is an Owner of Commercial Property. As with joint ventures, the same analysis would be conducted with respect to an equity interest in an entity that is an owner of commercial property, including term preferred equity, on a case-by-case basis to determine how such investments should be treated.

Ms. Jennifer Gowetski
January 14, 2011

     Investments in a Loan, Security or Other Full Recourse Obligations for which the Business of the Related Obligor is Significantly Related to Real Estate. The treatment of these investments will be based on the characteristics of the underlying collateral and whether the subsidiary has foreclosure rights with respect to underlying real estate collateral, if any. If these investments are without any indicia of ownership of the underlying property, they would be considered real estate-related assets.
7)      Comment:     We note your disclosure beginning on page 72 regarding conflicts of interest. Please revise to include disclosure regarding related party transactions pursuant to Item 404 of Regulation S-K.
          Response:     The Issuer has disclosed the related party transactions pursuant to Item 404 of Regulation S-K throughout the Registration Statement rather than concentrating such disclosure in a discrete section of the Registration Statement. The Issuer respectfully directs the Commission to pages 68-72 for a description of the Issuer’s transactions with NorthStar Senior Care Advisor, LLC (the “Advisor”), NRF Capital Markets, LLC (the “Dealer Manager”), their affiliates and NorthStar Senior Care OP Holdings, LLC, the special unit holder. The Issuer notes that these transactions are also summarized in the prospectus summary on pages 10-12 under the headings “Management Compensation” and “Conflicts of Interest.”
Cover Page
8)      Comment:     Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise accordingly. In particular, we note the disclosure in the first paragraph regarding your investment strategy and your sponsor.
          Response:     The Issuer has revised the cover page of the prospectus as requested.
Will I be notified of how my investment is doing? page 3
9)      Comment:     Please disclose that investors will not be notified of the estimated value per share until 18 months after the completion of the offering, which may be extended. We note your related disclosure on page 140.
          Response:     The Issuer has revised page 3 as requested.
Prospectus Summary, page 4
Investment Strategy, page 4
10)     Comment:     We note that you intend to use all of the proceeds of this offering to originate, acquire and manage a portfolio of (i) commercial real estate loans in the healthcare property sector, including first mortgage loans and subordinated loans and (ii) net leased senior housing properties. Please revise to provide your intended allocation between loans and

Ms. Jennifer Gowetski
January 14, 2011

properties. In addition, please further disclose what portion of loans you intend to be subordinated as opposed to first mortgages.
          Response:     The Issuer respectfully submits that stating intended allocations of its investments between loans and properties would limit its flexibility to make optimal investment decisions based on market conditions that may prevail during the two to three year period in which it will be raising capital and investing the proceeds of its continuous offering. The cyclical nature of the commercial healthcare property sector makes it difficult to predict which investment types within the sector will ultimately produce the best risk-adjusted returns. Because the Issuer cannot reliably make this determination, targeting certain investment allocations could result in the Issuer making investment decisions based on the composition of its portfolio rather than on market conditions, which would not be in the best interests of stockholders. Because the Issuer’s management team and sponsor have extensive experience in investing in a wide variety of loans as well as healthcare properties, the Issuer believes that its offering provides investors with the opportunity to benefit from this diversity of investment expertise within the healthcare property sector regardless of which type of investment structure (debt or equity) is more beneficial at any given point in the future during the investment period.
11)     Comment:     Please explain what you mean by “private-pay” assisted living facilities in the first paragraph and “mid-acuity” senior housing facilities in the first full paragraph on page 5.
          Response:     The Issuer respectfully directs the Commission to page 6, which defines the term “private-pay” assisted living facilities as “facilities in which the residents are personally obligated to pay the costs of their housing and other services at the facility.” Also on page 6, “mid-acuity” senior housing facilities are defined as “senior housing facilities [that] provide healthcare-related services to residents that cannot be easily or affordably provided in a home or other healthcare setting, which [the Issuer] refer[s] to as need-driven services, but that do not rise to the level of medical services provided by high-acuity facilities, which include hospitals, surgical center and rehabilitation facilities.”
Our Advisor, page 5
12)     Comment:     We note that certain of your executive officers are expected to dedicate a majority of their time to you after you have acquired a “substantial portfolio of investments.” Please clarify what you consider to be a substantial portfolio.
          Response:     The Issuer respectfully submits that the Advisor is a fiduciary to the Issuer’s stockholders as disclosed on page 63. As a result, the management team of the Advisor will always be required to dedicate as much time as is necessary to fulfill the Advisor’s fiduciary duties to the Issuer’s stockholders. However, because the Advisor’s responsibilities will increase as the amount of offering proceeds the Issuer raises increases, the Issuer expects that management team members will not need to dedicate a majority of their professional time to the Issuer until the Issuer has acquired a substantial portfolio of investments. However, the Issuer is unable to quantify what would constitute a substantial portfolio of investments because certain types of investments require more time and effort to manage than others. Thus, the Issuer will

Ms. Jennifer Gowetski
January 14, 2011

not be able to determine when its portfolio will require the dedication of a majority of the management team’s professional time until the nature of at least an initial set of its investments is known. The Issuer has revised the above-referenced disclosure on page 7 to clarify that what constitutes a substantial portfolio of investments will depend on the nature of the Issuer’s investments.
Competitive Advantages, page 6
13)     Comment:     Please provide support for your statement in the second bulleted paragraph that your sponsor has “achieved superior operating performance as compared to industry norms.”
          Response:     The Issuer has deleted the above-referenced statement on pages 7 and 81.
14)     Comment:     Refer to the third bulleted paragraph. Please provide support for your assertion that your sponsor has a reputation as a leading real estate lender and that it has a “strong performance record.”
          Response:     The Issuer notes that the assertion contains two subparts: (i) “Our sponsor has developed a reputation as a leading real estate lender ...” and (ii) “...because of its strong performance record...” Support for subpart (i) is based on the Sponsor’s reputation in the national investing community as demonstrated by the historic performance of its stock price. Please see the supplementally enclosed stock price data for the Sponsor as compared to its peer companies with comparable businesses, namely Arbor Realty Trust, Inc., iStar Financial, Inc., Gramercy Capital Corp., Newcastle Investment Corp. and RAIT Financial Trust. Each of these peer companies is also a self-managed, publicly traded mortgage REIT, like the Sponsor, with a median market capitalization comparable to that of the Sponsor. These data demonstrate the superior performance of the Sponsor’s stock price against this representative peer group from October 29, 2010 to December 31, 2010. Because positive market sentiment and performance are generally indicative of favorable reputation, these materials support subpart (i). Subpart (ii) is supported by a comparative analysis of the Sponsor’s total return to stockholders from October 29, 2010 to December 31, 2010 against the total return to stockholders of Arbor Realty Trust, Inc., iStar Financial, Inc., Gramercy Capital Corp., Capital Trust, Inc. and RAIT Financial Trust during the same period. Each of the peer companies posted negative cumulative returns on investment while the Sponsor produced cumulative appreciated returns of 17.35%. The Issuer has supplementally enclosed materials which provide more detailed presentations of this information.
15)     Comment:     Refer to the penultimate bulleted paragraph in this section. To the extent you choose to retain this disclosure, please balance it with the fact that your sponsor’s operating cash flows have been less than total dividends and distributions for nine of the last eleven fiscal quarters. We note your related disclosure on page 99.

Ms. Jennifer Gowetski
January 14, 2011

          Response:     The Issuer has deleted the above-referenced bullet point on pages 8 and 82.
16)     Comment:     It appears that you expect to pay distributions to stockholders at a rate of at least 7.5% per annum on stockholders’ invested capital. Please revise to clarify whether you are required to pay investors the annual distribution of 7.5%.
          Response:     The Issuer has revised the disclosure on page 8 as requested.
17)     Comment:     To the extent your sponsor chooses to maintain this support commitment, please revise to clarify what you consider to be a “substantial portfolio of income-producing investments” and clarify, if accurate, that the commitment remains in place only for the two-year period following the commencement of this offering and that you may not be able to sustain distributions at the 7.5% level after termination of the commitment agreement. Lastly, please discuss the dilution impact the support commitment would have on the existing shareholders.
          Response:     The Issuer has revised its disclosure on pages 8, 12, 82 and 141 to remove references to a “substantial portfolio of income-producing investments” since the term of the commitment remains in place only for the two-year period following the commencement of the offering. With respect to the impact of the termination of the distribution support agreement, the Issuer respectfully directs the Commission to page 141, which states, “After our distribution support agreement with our sponsor has terminated, we may not have sufficient funds available to pay distributions at the rate we had paid during preceding periods or at all.” In response to the Commission’s comment, the Issuer has included a cross-reference to this disclosure on pages 8, 13 and 82. The Issuer respectfully submits that repeating these detailed disclosures in the prospectus summary would be unnecessarily duplicative.
          With respect to dilution, the Issuer respectfully directs the Commission to page 18, where the Issuer explained that the Sponsor’s purchase of shares of the Issuer’s common stock pursuant to the distribution support agreement would dilute the ownership interests of the Issuer’s existing stockholders. The Issuer has also disclosed this risk in the eighth bulleted risk factor on the cover page and in the sixth bulleted risk factor under the “Prospectus Summary—Summary Risk Factors” subsection on page 5. Nonetheless, in response to the Commission’s comment, the Issuer has added similar disclosure to the “Description of Capital Stock” section of the prospectus on page 141. As with the disclosure regarding the termination of the distribution support agreement, the Issuer respectfully submits that including cross-references on pages 8, 13 and 82 prevents unnecessary duplication of the detailed disclosure.
Our Structure, page 7
18)     Comment:     Here or elsewhere where appropriate, please include a brief description of each entity in your organizational chart.
          Response:     The Issuer has revised page 9 to include cross-references to descriptions of each entity, other than the Issuer, listed in the organizational chart.

Ms. Jennifer Gowetski
January 14, 2011

Management Compensation, page 8
19)     Comment:     Please tell us and discuss the difference in the approximate percentage of gross offering proceeds for the amounts of other organization and offering expenses payable to your Advisor depending upon whether you raise the minimum or maximum offering amounts.
          Response:     The difference in the approximate percentage of gross offering proceeds for the amounts of other organization and offering expenses reimbursable to the Advisor depending upon whether the Issuer raises the minimum or maximum offering amounts results from the fact that these expenses consist of fixed components, which remain the same regardless of the amount of offering proceeds, and variable components, which depend on the amount of offering proceeds. For example, the registration fees of the Commission, the Financial Industry Regulatory Authority, Inc. (“FINRA”) and blue sky jurisdictions will be the same regardless of the amount of offering proceeds. Thus, these costs will represent a larger percentage of the minimum offering amount than the maximum offering amount. On the other hand, variable costs, including, for example, printing, transfer agent costs, postage and data processing fees, will depend on, among other things, the number of investors and the number of shares sold in the offering. As a result, the total organization and offering expenses will likely be lower if only the minimum offering amount is raised than if the maximum offering amount is raised. Nonetheless, because some of the costs will be fixed, the total expenses if the minimum offering amount is raised will represent a larger percentage of the gross offering proceeds than the total expenses if the maximum offering is raised. The Issuer has revised page 69 accordingly.
20)     Comment:     Please tell us how you have estimated amounts for the reimbursement of acquisition expenses as presented. Please tell us and disclose whether the reimbursed amounts differ, similar to acquisition fees, depending upon whether the asset to be acquired is a commercial real estate loan or investment property.
          Response:     The Issuer anticipates that the Advisor will incur expenses in connection with the review and acquisition of commercial real estate loans and commercial real estate properties on behalf of the Issuer, including costs customarily generated by and payable to third parties. Such expenses include, but are not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, nonrefundable option payments on properties not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence. The actual amount of acquisition expenses will depend on a number of factors, including the type and location of the investments acquired, the legal structure of the transactions in which the investments are acquired, the aggregate purchase price paid for each investment, and the total number of investments made. Because it is not feasible to quantify these amounts at this time, the Issuer estimated its acquisition expenses based on the Sponsor’s experience and industry norms for such estimates among public, non-listed REITs which, like the Issuer, are either structured to derive income from a mixture of equity and debt investments or are structured to make substantial investments in the healthcare property sector. Each of American Realty Capital Healthcare Trust, Inc., Bluerock Enhanced Multifamily Trust, Inc., CNL Macquarie Global Growth Trust, Inc., Corporate Property Associates 17 — Global Incorporated,

Ms. Jennifer Gowetski
January 14, 2011

Grubb & Ellis Healthcare REIT II, Inc., Healthcare Trust of America, Inc., Inland American Real Estate Trust, Inc., Inland Diversified Real Estate Trust, Inc., Lightstone Value Plus Real Estate Investment Trust II, Inc., and Moody National REIT I, Inc. estimated that reimbursement of acquisition expenses would account for 0.26% to 0.50% of offering proceeds. Based on the experience of the Sponsor and the Issuer’s evaluation of peer practice, the Issuer has estimated that it may incur acquisition expenses of approximately 0.40% of offering proceeds. Because many of the expenses related to the acquisition of commercial real estate loans and commercial real estate properties overlap, the Issuer has not differentiated its estimates for acquisition expenses for these two asset types.
21)     Comment:     In the “Other Organization and Offering Expenses” category, please disclose the amount paid to date. Please make the same revision to your chart on page 67.
          Response:     The Issuer respectfully submits that it cannot provide the requested information until the Sponsor has finalized its financial statements for the year ended December 31, 2010. The Issuer will revise the “Other Organization and Offering Expenses” category in a future pre-effective amendment to disclose the amount of organization and offering expenses paid by the Advisor on the Issuer’s behalf as of the latest practicable date once that information is available.
22)     Comment:     Please revise the third column for the Acquisition Fee and the Reimbursement of Acquisition Expenses to clarify the disclosure presented. In this regard, please consider breaking down the information into individual columns, moving the assumptions to the narrative section or otherwise revising. Please make similar revisions to your chart on page 67.
          Response:     The Issuer has revised pages 10 and 69 as requested.
Summary of Risk Factors, page 10
23)     Comment:     Please include a bulleted risk factor related to your intention to concentrate your investments in one sector—i.e., the healthcare property sector.
          Response:     The Issuer has added a bulleted risk factor related to its intention to concentrate its investments in the healthcare property sector on page 5.
24)     Comment:     We note your disclosure in the second bullet point on page 11 that “our distribution policy is to use cash flow from operations to make distributions” and “our sponsor has agreed to purchase shares of our common stock under certain circumstances.” Please revise your disclosure in this section and throughout, including the cover, to remove this mitigating language. You may discuss mitigating factors elsewhere in the prospectus. Additionally, please clarify that you may also borrow funds and sell assets to pay distributions in this risk factor.
          Response:     The Issuer has revised the above-referenced disclosures on the cover page, page 5 and page 18 to remove the references to the Issuer’s distribution policy. The Issuer has also revised the above-referenced risk factor, which now appears on page 5, to disclose that it

Ms. Jennifer Gowetski
January 14, 2011

may borrow funds and sell assets to pay distributions. The Issuer respectfully submits that it is appropriate to disclose the Sponsor’s commitment to purchase the Issuer’s shares pursuant to the distribution support agreement in order to adequately describe the resulting risk of dilution to existing stockholders.
Conflicts of Interest, page 11
25)     Comment:     Within each of the bullet points, please more specifically describe the potential impacts of these conflicts on your business.
          Response:     The Issuer has revised the disclosure on pages 11 and 12 as requested.
If we only raise the minimum offering amount..., page 18
26)     Comment:     In order to help investors better understand this risk, please revise your disclosure to indicate what amount you consider to be “substantially more than the minimum offering amount.” Please also quantify the amount of shares that you would need to sell in order to achieve a diverse portfolio.
          Response:     The Issuer respectfully submits that it cannot accurately quantify the amount that would be “substantially more than the minimum offering amount,” and as a result, it also cannot estimate a fixed quantity of shares that it would need to sell in order to achieve a diverse portfolio. Portfolio diversity depends on the uniqueness of each asset in relation to the other assets in the portfolio and the number of assets within the portfolio. For example, $10 million could be used to buy one senior living facility, which would result in an undiversified portfolio, or to buy multiple lower-cost assets with a variety of attributes, including smaller healthcare properties, first mortgage loans, subordinated loans and bridge loans, resulting in a more diverse portfolio. Because the Issuer cannot predict the specific assets that will be available for investment at the time when it has offering proceeds available to build its portfolio, it cannot determine the amount of offering proceeds nor the number of shares that it would need to sell in order to establish a diverse portfolio. Nonetheless, the likelihood that the Issuer can create a diverse portfolio will be higher the more funds the Issuer has available to it. For these reasons, the Issuer believes that it is appropriate to disclose that it will likely need to raise “substantially” more than the minimum offering amount in order to establish a diverse portfolio.
Risks Related to Conflicts of Interest, page 23
27)     Comment:     Please add risk factor disclosure related to potential competition with your affiliated entities, both for investments and for investors. We note from your disclosure on page 6 that your sponsor is already a significant investor in healthcare properties, and we note from your disclosure on page 103 that NS REIT is still offering shares.
          Response:     The Issuer respectfully submits that there is no material risk of competition from affiliates for investments or investors. First, the Sponsor has effectively eliminated competition for investments between the Issuer and its affiliates by agreeing to

Ms. Jennifer Gowetski
January 14, 2011

present the Issuer with debt and equity investment opportunities in the healthcare property sector for potential investment before these investment opportunities are presented to any other affiliate until such time as 90% of the Issuer’s offering proceeds available for investment have been invested. Moreover, because the Issuer is unique among its affiliates in that it will focus exclusively on investments in the healthcare property sector, competition between the Issuer and its affiliates for investors is unlikely. The Issuer expects that investors in its offering will be seeking an allocation in their investment portfolios to the specialized healthcare property sector rather than to general commercial real estate, which is consistent with the prospectus disclosure on page 2 under “How do we differ from NorthStar Real Estate Income Trust, Inc., the other public, non-listed REIT sponsored by our sponsor?” As a result, investments in the Issuer may actually serve as a complement to investments in the Issuer’s affiliates by providing diversification within individual investor portfolios. For the foregoing reasons, the Issuer believes that the addition of the suggested risk factor is unnecessary.
28)     Comment:     Please add risk factor disclosure regarding the fact that, although you disclose that you have no plans to do so, you may sell assets to affiliates, and you are not prohibited from paying your advisor a disposition fee for such a sale. We note your related disclosure on page 74.
          Response:     The Issuer has revised page 24 to add the requested risk factor.
Adjustable rate mortgage loans..., page 27
With respect to mortgaged properties..., page 30
A borrower’s form of entity..., page 31
29)     Comment:     Please revise these two risk factors to disclose how they relate to your business and discuss the potential impact on your business. With respect to the third risk factor, we note that you have no borrowers to date.
          Response:     The Issuer has revised the risk factors on pages 28 and 30 as requested and the risk factor on page 32 to clarify that it has no borrowers to date.
Risks Related to Health Industry..., page 32
30)     Comment:     We note your disclosure that the healthcare industry is heavily regulated and healthcare reform law was recently enacted. Please revise to more specifically describe any risks relating to your business as a result of the recently enacted healthcare reform law, as applicable.
          Response:     In response to the Commission’s comment, the Issuer has added a separate risk factor on page 33 describing the risks to its business resulting from the recently enacted healthcare reform law.

Ms. Jennifer Gowetski
January 14, 2011

Our UPREIT structure may result in potential conflicts..., page 40
31)     Comment:     Refer to the last sentence of this risk factor. Please explain the circumstances under which these obligations would reduce amounts received by the shareholders. We note from page 69 of your fee table that the 15% distribution is made only after shareholders receive their 7.5% return.
          Response:     The Issuer has revised the disclosure on page 41 to clarify that the potential obligation to make substantial payments to the special unit holder would reduce the overall return to stockholders to the extent such return exceeds 7.5%.
Management, page 54
32)     Comment:     Prior to effectiveness, please update your disclosure to name your three independent directors. Please also indicate if any of these persons serve as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor. To the extent such interest exists, please include appropriate risk factors relating to relevant conflicts of interest.
          Response:     Prior to effectiveness, the Issuer will update its disclosure to name three independent directors. In the event any of these individuals serve as a director of, or have an ownership interest in, another real estate investment program sponsored by the Sponsor or managed by the Advisor, the Issuer will include this information in the Registration Statement.
The Advisory Agreement, page 65
33)     Comment:     Refer to the first sentence of the last paragraph regarding fees paid to the advisor upon termination of the advisory agreement. Please clarify whether these amounts will be paid in the event of termination for cause.
          Response:     The Issuer has revised the disclosure on page 66 as requested.
Management Compensation, page 67
34)     Comment:     We note that the dealer manager may receive “up to” 7% and 3% of gross proceeds in selling commissions and dealer manager fees, respectively. Please explain when these fees may be less than 3% and 7%.
          Response:     As disclosed under “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers” and “Plan of Distribution—Special Discounts” on pages 158-161, the Issuer will pay the Dealer Manager a selling commission and a dealer manager fee of 7% and 3%, respectively, subject to the reduction or elimination of such compensation in the event of (i) sales through special distribution channels, such as wrap accounts, (ii) sales to individuals identified by the Issuer who have a prior relationship with the Issuer and (iii) large purchases subject to volume discounts.

Ms. Jennifer Gowetski
January 14, 2011

35)     Comment:     Please explain why your Acquisition Fee contemplates acquisition expenses when you have a separate line item for “Reimbursement of Acquisition Expenses.”
          Response:     The acquisition fee is intended to compensate the Advisor for services rendered in connection with investments sourced for, and made on behalf of, the Issuer. Following industry custom, the Issuer has determined that the proper measure of such compensation is calculated as a percentage of the total cost associated with completing a given acquisition. The Issuer has thus included acquisition expenses in the Issuer’s calculation of acquisition fees because they are a component of the total cost. The Issuer also notes that potential investors are adequately informed that the Advisor will receive both the acquisition fee and reimbursement for acquisition expenses by the separate line item disclosures for each in the “Management Compensation” tables on pages 10 and 69.
36)     Comment:     We note the asset management fee paid to your advisor is based on the sum of the costs of all investments made and of your investments in joint ventures, including acquisition fees, acquisition and origination expenses and any debt attributable to such investments. Please revise to clarify, if true, that the asset management fee is calculated by including amounts already paid to your advisor, such as the acquisition fees.
          Response:     The Issuer has revised the disclosures on pages 10 and 69 as requested.
37)     Comment:     We note that you will reimburse your advisor for employee costs, but not for salaries and benefits paid to your executive officers. Please revise to briefly explain what you mean by employee costs.
          Response:     The Issuer has revised the disclosure on pages 11 and 70 as requested.
38)     Comment:     We note that where your advisor provides a “substantial” amount of services, it is entitled to a disposition fee. Please revise to clarify whether substantial means that you would not be obligated to pay selling commissions to any other party.
          Response:     The Issuer notes that Section 8.6 of the Form of Articles of Amendment and Restatement (the “Charter”) permits the Advisor to receive a disposition fee in an amount up to 3% in consideration for a “substantial amount of services” in connection with the sale of real property, provided that the amount paid when added to all other commissions paid to non-affiliates in connection with such sale shall not exceed the lesser of a customary and competitive real estate commission or an amount equal to 6% of the sales price. Thus, the Issuer may pay disposition fees to additional parties in connection with the sale of its investments, even if the Advisor provides a “substantial amount of services,” so long as the total amount paid to the Advisor and third parties in connection with the sale does not exceed 6% of the sales price. The Issuer has revised footnote 8 to the “Management Compensation—Disposition Fees — Advisor” subsection on page 72 to clarify this point.

Ms. Jennifer Gowetski
January 14, 2011

39)     Comment:     Please refer to the middle column disclosure regarding the Special Units. Please revise the first sentence to clarify, if accurate, that the 15% distributions will only be paid out upon redemption of the units.
          Response:     The Issuer has revised the disclosure on page 70 to clarify that the special unit holder could be entitled to two separate payments. First, the special unit holder is potentially entitled to quarterly distributions. Second, the special unit holder is potentially entitled to an incentive fee upon redemption of the special units. Both payments depend upon the achievement of certain conditions described on pages 70 and 71.
40)     Comment:     Refer to your footnote disclosure on page 70. Please consider risk factor disclosure related to the fact that fees paid to your advisor may, in some cases, be increased substantially and still be within the limits set forth in your charter. We note, for example, your disclosure on page 74, which discusses the 6% charter limit on acquisition and origination fees, when the current advisory agreement limits acquisition fees to 2.25% for real property and 1% for loan originations.
          Response:     The Issuer respectfully submits that risk factor disclosure related to the fact that fees paid to the Advisor may, in some cases, be increased substantially and still be within the limits set forth in Charter is not necessary because the Issuer does not expect to substantially increase these fees and therefore substantial fees are not a material risk of this investment. The Issuer has included higher limits in its Charter only because it is required to do so by the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007, which is applied to public, non-listed REITs by most blue sky jurisdictions. The Issuer can amend the advisory agreement in the future, but only with the approval of a majority of the Issuer’s independent directors. It is unlikely that the independent directors would approve a substantial fee increase in excess of market norms because, as provided in Section 8.2 of the Charter, the independent directors must annually evaluate and approve the compensation payable under the advisory agreement, considering factors such as, among others, rates charged to other REITs and to investors other than REITs by advisors performing the same or similar services.
Conflicts of Interest, page 72
Our Affiliates’ Interests in Other NorthStar Entities, page 72
41)     Comment:     Please describe in greater detail the other affiliated entities that directly compete with you and state whether they are currently offering shares.
          Response:     As stated in the response to Comment 27, the Issuer believes that there is no material risk of direct competition from affiliates for investments or investors. However, the Issuer has provided the requested disclosure on page 72 regarding the current offering of NorthStar Real Estate Income Trust, Inc. (“NS REIT”) as relevant to the disclosure regarding the allocation of time among various affiliates. Because the Sponsor is a publicly traded company

Ms. Jennifer Gowetski
January 14, 2011

that raised its equity in a firm commitment offering and is not currently engaged in any equity offerings, no disclosure related to the Sponsor is required.
Borrowing Policy, page 87
42)     Comment:     Please disclose what leverage amount you expect to employ before you invest the full proceeds of this offering. Please disclose what you mean by “conservative levels of borrowing.”
          Response:     The Issuer respectfully submits that it is unable to predict the amount of leverage it will employ before it invests the full proceeds of this offering because the amount of leverage will depend on market conditions, investment opportunities and the amount of funds raised in this offering at any particular time in the future. However, the Issuer notes that it has disclosed the limitations on borrowing imposed on it by its Charter on page 90, which indicate the maximum amount of leverage the Issuer may employ at any time.
          With respect to the meaning of “conservative levels of borrowing,” the Issuer has revised page 90 to clarify that the Issuer considers 45% of the greater of the cost or fair market value of its investments to be a conservative level of borrowing. The Issuer notes that Cornerstone Healthcare Plus REIT, Inc., a public, non-listed REIT that targets investments in the healthcare property sector, also described leverage ranging from 40% to 50% of the cost of an asset as low to moderate in its prospectus dated April 2, 2010. In addition, Healthcare Trust of America, Inc. and Grubb & Ellis Healthcare REIT II, Inc., both of which are also public, non-listed REITs that target investments in the healthcare property sector, disclose that they expect to employ leverage up to 60% of the combined market value of all of their real estate-related investments.
Prior Performance Summary, page 98
43)     Comment:     Please expand your disclosure to include a discussion of the major adverse business developments or conditions experienced by any prior programs. See Item 8.A.2. of Guide 5. For example, please discuss whether any programs have lost money or produced a negative rate of return for investors. Further, please provide a cross reference to the information concerning these developments in Table III of the prior performance tables.
          Response:     The Issuer believes that of the Sponsor’s prior programs, only NorthStar Real Estate Securities Opportunity Fund LP (the “Securities Opportunity Fund”) has experienced major adverse business developments. The Issuer has expanded its disclosure to include a discussion of such developments as requested. The Issuer has not included discussions of major adverse business developments for its other programs, NorthStar Income Opportunity REIT I, Inc. (“NSIO REIT”) and NS REIT, for the reasons set forth below.
          NSIO REIT, which began operations on June 17, 2009, merged with NS REIT on October 18, 2010 and experienced no losses on investments or other major adverse business developments during its short period of operations. NS REIT began raising capital and

Ms. Jennifer Gowetski
January 14, 2011

commenced operations in the fourth quarter of 2010 and has experienced no major adverse business developments in the intervening period.
          Based on the Commission’s position outlined in Comment 46, the Issuer has determined that NorthStar Funding, LLC, (the “NSF Venture”), a joint venture between NorthStar Funding Management, LLC (“NorthStar Funding”), an indirect subsidiary of the Sponsor, and a single institutional investor, should no longer be deemed a prior program. Nonetheless, the Issuer believes that the NSF Venture did not experience any major adverse business developments from inception until NorthStar Funding sold its interests in and discontinued its role in management of the NSF Venture in February 2006. The NSF Venture acquired a total of $135.9 million of subordinated real estate debt in eight loan positions and earned a weighted average return of approximately 15%. NorthStar Funding has not acquired additional investments since liquidating its interests in the NSF Venture.
44)     Comment:     We note your statement on page 98 that your sponsor generated an annualized return on common equity of approximately 18% based on adjusted funds from operations (AFFO) before general and administrative expenses, based on average common equity invested excluding mark-to-market adjustments, credit loss reserves and accumulated depreciation and amortization. Please explain to us in detail how you calculated such returns and why you believe such returns should be calculated before general and administration expenses and why mark-to-market adjustments, credit loss reserves and accumulated depreciation and amortization should be excluded from the calculation. To the extent you retain such information, please balance the information with a discussion of your sponsor’s net losses in 2009 and 2010, as applicable.
          Response:     The Issuer calculated the 18% annualized return on common equity by dividing (i) the Sponsor’s adjusted funds from operations as defined in the Sponsor’s public filings (“AFFO”), excluding general and administrative expenses (“G&A”), annualized based on the three month period ended September 30, 2010, by (ii) the average common book equity and operating partnership non-controlling interest, excluding mark-to-market adjustments, credit loss reserves, and accumulated depreciation and amortization, calculated using beginning and ending period balances for the quarter ended September 30, 2010 (the “Equity Base”). The Sponsor defines AFFO to exclude, among other things, unrealized gains and losses, depreciation and amortization. The amounts used were as reported in the Sponsor’s third quarter 2010 earnings press release, which was filed as Exhibit 99.1 to the Sponsor’s current report on Form 8-K filed with the Commission on November 4, 2010 (the “Third Quarter Earnings Release”). The annualized AFFO, excluding G&A, of $113,584 and the Equity Base, of $625,265, appear on page 9 of the Third Quarter Earnings Release.
          The Issuer respectfully submits that G&A should be excluded in order for the resulting calculation to reflect returns earned on investments made by the Sponsor before corporate overhead, making it a more useful metric for evaluating the risk-return profile of the Sponsor. With respect to mark-to-market adjustments, the Issuer excluded unrealized gains and losses. Unrealized gains and losses are excluded from the return calculation because, in light of the Sponsor’s buy and hold-to-maturity strategy, they have no impact on the Sponsor’s

Ms. Jennifer Gowetski
January 14, 2011

cash flows. The Issuer excluded credit loss reserves because the Issuer considers them to be unrealized adjustments and, therefore, deducts them from the return calculation until they are realized. Accumulated depreciation and amortization are excluded because they do not affect cash flow.
          The Issuer has revised the disclosure on page 101 as requested.
45)     Comment:     We note the tables on page 99 and your disclosure that, during the periods presented, operating cash flows have been less than total dividends and distributions paid for 9 of the 11 fiscal quarters. Please balance this disclosure by including net income or loss for each period presented. In addition, please explain, as applicable, how the distribution yield increases as the price of your sponsor’s stock decreases.
          Response:     The Issuer respectfully submits that the purpose of this disclosure is to illustrate the sources of distributions and dividends, and operating cash flows provide a better indicator of cash available for distribution than net income or loss. In addition, the Issuer believes that adding net income or loss for each period presented makes the table confusing because the amount of net income or loss fluctuates dramatically from quarter to quarter as a result of unrealized gains and losses resulting from mark-to-market adjustments on certain assets and liabilities. The Issuer has added disclosure to footnote 2 on page 102 explaining that increases in the distribution yield could be attributable to decreases in the Sponsor’s stock price.
Our Sponsor’s Prior Investment Programs, page 102
46)     Comment:     We note that your sponsor has managed third party capital in four real estate-related investment programs. Please tell us more specifically whether these four programs were managed for passive investors. To the extent that any entity allowed investors the ability to approve acquisitions or dispositions or otherwise shared investment control, please remove discussion of such entity from your prior performance disclosure, including tabular disclosure. In addition, please clarify whether your sponsor has managed or sponsored any programs other than the four identified.
          Response:     Investors in three of the programs, the Securities Opportunity Fund, which was managed by NS Securities Advisors LLC, NSIO REIT, which was managed by NS Income Opportunity REIT Advisor, LLC, and NS REIT, which is managed by NS Real Estate Income Trust Advisor, LLC, did not or do not have any role in the management or investment decisions of these funds. The Issuer therefore believes that disclosure related to each of these three entities should remain in both the “Prior Performance Table” and the “Prior Performance Summary” sections of the Registration Statement.
          As managing member of the NSF Venture, NorthStar Funding was responsible for the origination, underwriting, structuring, closing and asset management of all investments made on behalf of the NSF Venture. The institutional pension fund was not involved in the sourcing of investments for the NSF Venture but did have approval rights with respect to the acquisition or origination of new investments. Accordingly, the Issuer has removed the NSF Venture from the

Ms. Jennifer Gowetski
January 14, 2011

“Prior Performance Table” section of the Registration Statement. Nonetheless, the Issuer believes that because of the scope of the Sponsor’s responsibilities in connection with the NSF Venture, the history of that entity with appropriate disclosures regarding the nature of the Sponsor’s role in the venture is relevant to the evaluation of the Sponsor’s performance as an investment manager. The Issuer has revised the narrative description of NorthStar Funding in the “Prior Performance Summary” section to clarify that the Sponsor did not have discretion to make investments on behalf of the venture without the consent of its partner.
          In addition to these programs, the Sponsor has also sponsored nine collateralized debt obligation financings (“CDOs”). The Issuer has not included the CDOs in the “Prior Performance Summary” or “Prior Performance Table” sections because the related securities were not managed for passive investors as contemplated by the Commission’s Industry Guide 5. Rather, the transactions involved the issuance of notes secured by collateral owned by the Sponsor, which was identified in the private placement memoranda issued to potential investors. Thus, unlike investors in “blind pool” offerings, the note holders were able to analyze the initial collateral prior to making a decision to participate in the financings, making the note holders active participants. Furthermore, unlike equity investors, the note holders were entitled to contractual principal and interest payments as opposed to distributions and potential capital appreciation. Although a potential default by an issuing entity could reflect negatively on the performance of the Sponsor, performance in excess of any of the issuers’ contractual obligations would not benefit the note holders and would therefore not be meaningful to an evaluation of the Sponsor’s performance. Accordingly, the Issuer determined that the CDOs are not prior programs and, thus, should not be included in the “Prior Performance Summary” and “Prior Performance Table” sections. Furthermore, the structure of CDOs, which are essentially financing vehicles used by the Sponsor to obtain debt for its general business operations, is so dissimilar to the Issuer, the Sponsor’s prior programs, and to what is contemplated within the meaning of a “prior program” by Industry Guide 5, that including that information about the CDOs would potentially cause confusion and mislead investors.
Description of Capital Stock, page 133
Distributions, page 136
47)     Comment:     Regarding your tabular disclosure of selected historical consolidated information for NorthStar Realty Finance Corp., please provide reconciliation for amounts noted for fiscal year ended December 31, 2006 compared to amounts included in public filings. Please also address such inconsistencies for fiscal year ended December 31, 2006 amounts within Table III of your Prior Performance Tables.
          Response:     The Issuer respectfully submits that the amounts disclosed in the selected historical consolidated financial information of the Sponsor for the fiscal year ended December 31, 2006 are identical to the amounts disclosed for the same period in the Sponsor’s Form 10-K for the year ended December 31, 2009. In 2009, the Sponsor sold a portfolio of 18 assisted care living facilities. As a result of the sale, the operations of these facilities were retroactively reclassified to discontinued operations in subsequent filings. The amounts in Table III also

Ms. Jennifer Gowetski
January 14, 2011

reflect this reclassification in all periods presented for a comparative presentation. Additionally, Table III differs from the selected historical consolidated information in the Sponsor’s filings in order to conform Table III to the format required by Industry Guide 5 as previously requested by the Commission in connection with its review of the registration statement on Form S-11 for NS REIT.
Tender Offers, page 144
48)     Comment:     Please briefly describe the term “tender offer.” In particular, please clearly describe any limits on the ability of a shareholder to purchase shares from another individual stockholder.
          Response:     The Issuer has revised page 149 to clarify the definition of the term “tender offer.” The Issuer respectfully submits that there are no limits on the ability of a stockholder to purchase shares from another individual stockholder other than the procedural limitations applicable to tender offers already outlined on page 149, the suitability standards described on page i, the ownership limitations described on pages 139-140 and the fact that the Issuer’s common stock is not listed on a national securities exchange as described on page 140.
Plan of Distribution, page 152
49)     Comment:     Please revise to discuss the limitations, if any, on your ability to commence a follow-on offering with the same or similar terms. We note your disclosure on page 132, which seems to contemplate follow-on offerings.
          Response:     The Issuer has revised page 157 to disclose that the Issuer is not limited in its ability to conduct follow-on offerings with the same or similar terms.
Appendix A: Prior Performance Tables
50)     Comment:     Please tell us why you have not included NSIO REIT in your prior performance tables.
          Response:     The Issuer has not included NSIO REIT in its prior performance tables because the prior performance tables are as of December 31, 2009, and NSIO REIT did not commence operations until January 2010. The Issuer will update its prior performance tables once financial information for its prior programs as of, and for the year ended, December 31, 2010 is available and will include NSIO REIT and NS REIT in the updated tables.
51)     Comment:     In the narrative introduction to Table II, you state that you have included a summary of the amount and types of compensation paid to the Sponsor and affiliates related to all other prior real estate programs. We are unable to locate this summary data. Please advise. Please also tell us which other prior programs are included.

Ms. Jennifer Gowetski
January 14, 2011

          Response:     The Issuer has revised the narrative introduction to Table II to clarify that the compensation paid to the Sponsor and its affiliates related to the prior programs is set forth in the table rather than in a separate narrative summary. The Issuer has included NorthStar Realty Finance Corp. and NorthStar Real Estate Securities Opportunity Fund, L.P. in Table II because they are the only prior programs for which disclosure is required by Industry Guide 5. The Issuer notes that NorthStar Funding, LLC concluded operations in 2006 and that NSIO REIT and NS REIT had not yet begun operations during the periods covered by Table II. Accordingly, the Issuer has removed the reference in the narrative introduction relating to the presentation of aggregate data for all other prior programs.
52)     Comment:     We note Table I on page A-2 and the “Date Offering Began” is listed as October 29, 2004. Please tell us whether follow-on offerings have been included in the table and, if so, please reconcile this information with the disclosure in footnote (3) on page A-2.
          Response:     Table I includes the Sponsor’s initial public offering on October 29, 2004 and follow-on offerings in 2005 and 2006. The Issuer has revised footnote 3 on page A-2 to reflect the follow-on offerings.
53)     Comment:     We note Table II on page A-3. Please revise to clarify, if true, in the narrative or elsewhere that your sponsor is an internally managed REIT that does not pay advisory fees and explain the fees listed as “Other (advisory fees).”
          Response:     The Issuer has revised Table II on page A-3 to reflect that the Sponsor is an internally managed REIT that does not pay advisory fees. The Issuer also refers the Commission to page 101 where it discloses that the Sponsor is an internally administered and managed REIT.
54)     Comment:     Please revise Table III on page A-4 and Table III on page A-5 to provide the disclosure in the manner required by Industry Guide 5.
          Response:     The Issuer respectfully submits that its presentation of the information in Table III on pages A-4 and A-5 contains all the information required by Industry Guide 5 plus additional information that is important to understanding the operating results of the Sponsor due to the nature of the program. The Issuer also notes that its disclosure is consistent with the format for Table III in NS REIT’s registration statement.
Part II. Information Not Required in Prospectus
Item 36. Financial Statements and Exhibits
55)     Comment:     Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Ms. Jennifer Gowetski
January 14, 2011

     Response:     The Issuer respectfully submits that it filed drafts of all required exhibits, including the legal and tax opinions, with the Registration Statement.
56)     Comment:     Please tell us why you intend to file “Form of” various agreements and organizational documents. Explain why you are not able to file final, executed agreements and organizational documents prior to effectiveness of the registration statement.
          Response:     The Issuer will file final executed agreements prior to the effectiveness of the Registration Statement. The Issuer is not yet in a position to file executed copies of these exhibits because they remain subject to changes that may be required pursuant to the ongoing regulatory review by the blue sky jurisdictions and FINRA.
          Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	Ms. Angela McHale, Division of Corporation Finance Mr. Andrew C. Richardson, NorthStar Senior Care Trust, Inc. Mr. Jason W. Goode, Alston & Bird LLP